

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   January 3, 2017

Xinrong Zhuo
Chief Executive Officer
Pingtan Marine Enterprises Ltd.
18/F, Zhongshan Building A
No. 154 Hudong Road
Fuzhou, China 350001

> **Re: Pingtan Marine Enterprises Ltd.**
> **Registration Statement on Form S-3**
> **Filed December 27, 2016**
> **File No. 333-215327**

Dear Mr. Zhuo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure